NAM TAI ELECTRONICS, INC.
PRC headquarter address : Gushu Industrial Estate, Xixiang, Baoan, Shenzhen, People’s Republic of China
Telephone: (86 755) 2749 0666 Facsimile:: (86 755) 2747 1549
Hong Kong corresponding address: Unit 5811-12, 58/F, The Center, 99 Queen’s Road Central, Central, Hong Kong
Telephone: (852) 2341 0273 Facsimile: (852) 2263 1223
website : www.namtai.com
November 17, 2009
Via EDGAR
Jeffrey Jaramillo,
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Nam Tai Electronics, Inc. (the “Company”)
Form 20-F for the year ended December 31, 2008
Filed March 13, 2009
File No. 001-31583
Dear Mr. Jaramillo:
This is in response your comment letter of October 30, 2009 to the undersigned as Chief Financial Officer of the Company. For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.
Operating and Financial Review and Prospects, page 37
Liquidity and Capital Resources, page 46
1.	We note your discussion of operating cash flows merely indicates the changes in the components of working capital, which one can ascertain from the statement of cash flows. In future filings, when you cite changes in components of working capital, please explain the reasons for all significant changes. For example explain why receivables at December 31, 2008 increased $8.5 million or 9% while sales decreased $157.9 million or 20.2% in 2008 over 2007. Please tell us and in future filings discuss the related collection rates on a comparative basis and the reasons for the significant increase in receivables at December 31, 2008. Also, explain the basis of your conclusions regarding the recoverability of accounts receivable as of the most recent balance sheet date.
Response:
In response to this comment, please be advised as follows:

Jeffrey Jaramillo
November 17, 2009

(a) Related Collection Rates on a Comparative Basis:
Our accounts receivable collection rates, which we determined by dividing our net accounts receivable (accounts receivable minus allowance for doubtful accounts) at December 31, 2006, 2007 and 2008 by the amounts we had collected on such net accounts receivable as of the end of each of the months in the three-month period following the related Balance Sheet Date were as follows:

	Balance Sheet Date (At December 31)
	2006	2007	2008
Net accounts receivable outstanding (in thousands)	$117,561	$95,802	$104,150
% collected by end of Jan. following Balance Sheet Date	64%	59%	51%
% collected by end of Feb. following Balance Sheet Date	91%	89%	86%
% collected by end of Mar. following Balance Sheet Date	99%	96%	99%
(b) Reason for the Significant Increase in Our Receivables at December 31, 2008
The increase in our accounts receivable by $8.5 million or 9% at December 31, 2008 over accounts receivable at December 31, 2007, was attributable to a single, key customer, Epson Imaging Devices, which, since the fourth quarter of 2008, has demanded that we extend payment-terms for products it orders from us, from 60 days to 90 days. This payment extension resulted in our days sales outstanding increasing from 45 days for our year ended December 31, 2007 to 61 days for our year ended December 31, 2008.
Please note our discussion regarding our sales to this customer and our other major customers on page 23 of our Form 20-F for the year ended December 31, 2008 (the “20-F”) and our discussion of the related risks that our business faces therefrom in our first risk factor on page 5 of our 20-F entitled “We are dependent on a few large customers, the loss of any of which could substantially harm our business and operating results.”
(c) Bases for Recoverability of Accounts Receivable
Our accounts receivable balances are recorded net of allowances for amounts not expected to be collected from our customers. We periodically evaluate the collectibility of our accounts based on a combination of factors, including a particular customer’s ability to pay as well as the age of the receivables. To evaluate a specific customer’s ability to pay, we analyze financial statements, payment history, third-party credit analysis reports and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to us, we set up a specific allowance in an amount we determine appropriate for the perceived risk.
We conducted the evaluation described above to draw the conclusions regarding the collectibility of our accounts receivable at December 31, 2008.
(d) Future filings
Your advice in Comment 1 regarding future filings is noted. In future filings,
•	when we cite changes in components of working capital, the Company will seek to explain the reasons for all significant changes such as those you reference as examples;

•	to the extent applicable,

Jeffrey Jaramillo
November 17, 2009

o	we will discuss related collection rates on a comparative basis and the reasons for significant changes, and

o	the basis of any conclusions we express regarding the recoverability of accounts receivable as of the most recent balance sheet date.
Note 2 (g) Impairment or Disposal of Long-lived Assets, page F-9
2.	We note your disclosure that “The Company concluded in 2007 and 2008 that there were no events or changes in circumstances that would indicate that the carrying amounts of long-lived assets were impaired.” Please explain how the fact that at December 31, 2008 your recorded book value exceeded (and may currently exceed) your market capitalization impacted your conclusions that there were no events or changes in circumstances that would indicate that the carrying amounts of long-lived assets were impaired. Expand your impairment policy disclosures in future filings to clearly address how any excess of your market capitalization over your book value impacts your impairment assessments of your long-lived assets.
Response:
During the fourth quarter of 2008, the market price of our shares first dropped to a level where, based on the daily closing price of our shares from October 22, 2008 to December 31, 2008, our market capitalization was less than our book value at December 31, 2008. Accordingly, and despite, the lack of a substantial history at the time that would indicate whether the effect of prevailing market and economic conditions on our stock price reflected an aberration or a sustained decline, in accordance with Statement of Financial Accounting Standards 144, we reviewed the Company’s long-lived assets of property, plant and equipment and land use rights for potential impairment as at December 31, 2008. The testing resulting from our review of undiscounted projected cash-flows associated with those assets indicated that the carrying amount of the Company’s long-lived assets to be less than the fair value and less than the sum of undiscounted cash flows. Accordingly, management concluded that the carrying value of the Company’s long-lived assets were not impaired at December 31, 2008.
We continue to review our long-lived assets for possible impairment, particularly in view of the sustained decline in our stock price and resulting market capitalization since December 31, 2008.
Your advice in Comment 2 regarding future filings is noted. In future filings, we will expand our impairment policy disclosures to address clearly how any excess of our market capitalization over our book value impacts our impairment assessments of the Company’s long-lived assets.
Note 13 Entrusted Loan Receivable/payable, page F-26
3.	Please tell us if the entrusted loan receivable/payable is the same transaction described under Off-balance Sheet Arrangements, (page 52). If so, tell us why page 52 appears to refer to this receivable/payable as an off-balance sheet arrangement.
Response:
The entrusted loan arrangement receivable/payable described in Note 13 of Notes to Consolidated Financial Statements on page F-26 of the 20-F is not the same transaction that is described under “Off-balance Sheet Arrangements” on page 52 of the 20-F.

Jeffrey Jaramillo
November 17, 2009

* * * *
In connection with responding to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
If you have any further comments or questions, please do not hesitate to contact the undersigned.

Sincerely, NAM TAI ELECTRONICS, INC.
By:	/s/ M. K. Koo
M. K. Koo,
Chief Financial Officer

	Mr. Ruairi Regan	ü ý þ
cc:	Mr. Dennis Hult
	Mr. Jay Webb		c/o Mr. Ruairi Regan
	Timothy Buchmiller, Esq.		via fax (202) 772-9349